Exhibit (e)(20)
December 23, 2010
TO: Cypress Bioscience Employees
The following list of Frequently Asked Questions has been prepared to help answer questions that you may have relating to your employment and compensation pending the Ramius/Royalty Pharma acquisition of Cypress Bioscience. This list may evolve over time and new communications may be sent periodically to update you on the progress as these items are evaluated and confirmed.
General
Q1.	How will the pending acquisition impact Cypress Bioscience employees?

A1.	Until the transaction closes, we will continue with business as usual. We are thoughtfully planning for the transition process to ensure successful integration of the two companies. Through the close of the merger, we will provide updates regarding the transition plan. At this point, it is too early to speculate how the post-merger organization will look.

Q2.	What are the acquisition terms?

A2.	Cypress Bioscience shareholders may elect to tender their shares to Ramius/Royalty Pharma for a cash payment of $6.50 per share if a tender election is made before expiration of the tender offer, which is currently scheduled to occur at midnight on January 5, 2011. It is anticipated that shortly following the expiration of the tender offer, there will be a merger whereby Cypress Bioscience will become a wholly owned subsidiary of Ramius/Royalty Pharma. Upon the closing of the merger, any remaining Cypress Bioscience shareholders that did not previously tender their shares to Ramius/Royalty Pharma will receive $6.50 for each share of Cypress Bioscience common stock they hold. See below for a discussion of the treatment of stock options.

Q3.	How will Cypress Bioscience employees be integrated into Ramius/Royalty Pharma’s existing business?

A3.	It is too early to discuss the specifics of the combined structure, but we will work with Ramius/Royalty Pharma to determine what their plans are.

Q4.	What is the timeline for the pending transaction? When can employees expect to see changes happen?

A4.	Assuming a sufficient number of stockholders tender their shares for purchase on or before the expiration of the tender offer, the merger is currently expected to close immediately following the consummation of the tender offer on January 5, 2011.

However, the merger could occur later in the event the offer is extended or a stockholder vote is required to approve the merger. Until the merger has closed, Cypress Bioscience will continue to operate as an independent business. For more information, please see the Amended and Restated Offer to Purchase, a copy of which is provided herewith.
Employment and Benefits
Q1.	If I continue in employment following the merger closing, what will be the terms of my employment?

A1.	As provided in the merger agreement between Ramius/Royalty Pharma and Cypress Bioscience, for those employees who continue to work for Ramius/Royalty Pharma or any of its subsidiaries (including Cypress Bioscience) after the merger closing, for a period of at least one year following the merger closing Ramius/Royalty Pharma will provide such employees with compensation and benefits that are in the aggregate substantially equivalent to compensation and benefits previously provided by Cypress Bioscience.

Q2.	If I continue in employment following the merger closing, will I remain on the Cypress Bioscience benefit plans or start participating in the Ramius/Royalty Pharma benefit plans?

A2.	Ramius/Royalty Pharma is working with Cypress Bioscience to determine whether to continue the Cypress Bioscience plans or transition the Cypress Bioscience employees to new plans. Once these decisions are made, we will update you with additional information.

Q3.	If I start participating in the Ramius/Royalty Pharma benefit plans following the merger closing, how will Cypress Bioscience tenure be treated under the Ramius/Royalty Pharma benefit programs?

A3.	As provided in the merger agreement between Ramius/Royalty Pharma and Cypress Bioscience, for employees who continue to work for Ramius/Royalty Pharma or any of its subsidiaries (including Cypress Bioscience) after the closing, Ramius/Royalty Pharma will give those employees credit for the employee’s service time with Cypress Bioscience for purposes of eligibility to participate in Ramius/Royalty Pharma’s benefit plans, programs and policies, except with respect to the accrual of benefits under a defined benefit pension plan.

Q4.	Will I receive any severance pay if I voluntarily decide to terminate my employment with Cypress Bioscience before the merger occurs? What if I voluntarily decide to terminate my employment with Cypress Bioscience after the merger closing?

A4.	No. If you voluntarily terminate your employment at any time prior to or following the merger closing you will not be entitled to any severance pay.

Q5.	Will I receive any severance pay if my employment will be involuntarily terminated without cause or if I resign for good reason, either prior to, at the time of, or following the merger closing?

A5.	Cypress Bioscience recently adopted a Non-Executive Severance Benefit Plan for its non-executive employees (the “Employee Severance Plan”). The following summary of the terms of the Employee Severance Plan is provided for your reference, and in the event of any conflict between the terms of this summary and the terms of the Employee Severance Plan, the terms of the Employee Severance Plan will control.

If, as of December 13, 2010, you were a non-executive employee and your employment is thereafter involuntarily terminated without cause or you resign for good reason at any time (whether before, at the time of, or at any time following the merger closing), then under the terms of the Employee Severance Plan you will be entitled to severance benefits if you provide Cypress Bioscience with an executed release of claims no later than 45 days following your termination date, and permit it to become effective in accordance with its terms.

If you are eligible for severance benefits under the Employee Severance Plan, you will be paid a single lump sum cash severance benefit equal to one month of your base salary per each year of your service that you provided prior to the date of your date of termination of employment. For such purposes, you will be deemed to have provided a year of service for each year during which you provided services to Cypress Bioscience for the entire calendar year, provided that you will also be deemed to have provided a complete calendar year of service for: (1) your first year of employment if your employment commenced at any time prior to December 1st of such year, and (2) the 2010 calendar year if your employment terminates in 2010. Under the Employee Severance Plan, regardless of your length of service, your minimum severance payment is two months of your base salary, and your maximum severance payment is twelve months of your base salary. If you timely elect continued group health coverage, Cypress Bioscience will also either pay your COBRA coverage premiums, or instead in its discretion may elect to pay you a taxable cash payment equal to the amount of the COBRA coverage premiums regardless of whether you elect continued coverage, in each case for the same number of months for which you are entitled to base salary severance benefits under the Employee Severance Plan, or, if greater, the number of months for which you are entitled to base salary severance benefits under your individual employment agreement with Cypress Bioscience.

If you are a non-executive employee and you have an individual employment agreement between you and Cypress Bioscience that provides you with any severance benefit that is greater than a severance benefit available under the Employee Severance Plan, as determined on an individual benefit by benefit basis, you will instead receive such greater individual severance benefit provided under your employment agreement, subject to the terms and conditions set forth therein, which may include, as applicable, the requirement of your timely provision of an effective release of claims as a condition to receipt of such severance benefits. If the terms of your employment agreement contemplate your employment is for a “term” or for a specific duration, upon any involuntary termination of your employment without cause or other qualifying termination described in your employment agreement, you will be deemed to be entitled to base salary severance benefits for the duration of your purported term of employment, and any other severance benefits described in such agreement.
If you are an officer, your severance benefits and conditions of payment will be determined in accordance with the terms of the Cypress Bioscience Amended and Restated Severance Benefit Plan adopted on December 31, 2008, as last amended on September 13, 2010, and the terms of any individual employment agreement between you and Cypress Bioscience that may provide you with severance benefits.

Q6.	What will happen to my employment, severance, or retention agreement with Cypress Bioscience after the merger closing?

A6.	As provided in the merger agreement between Ramius/Royalty Pharma and Cypress Bioscience, for employees who continue to work for Ramius/Royalty Pharma or any of its subsidiaries (including Cypress Bioscience) after the closing, their employment, severance and retention agreements will be assumed by Ramius/Royalty Pharma and continue in effect in accordance with their existing terms after the merger.

Q7.	Will I receive a bonus for my service during 2010?

A7.	2010 bonuses have been approved. If you have been awarded a 2010 bonus, it will be included in your December 31, 2010 paycheck.

Stock Options
Q1.	What will happen at the closing of the merger to my stock options that were granted to me under the Cypress Bioscience equity incentive pans?

A1.	Under the terms of the merger agreement, each option granted under a Cypress Bioscience equity incentive plan that is outstanding and unvested as of immediately prior to the merger closing will become fully vested and exercisable immediately prior to and contingent upon the merger closing. Then, at the merger closing, all outstanding options that have not previously been exercised will be cancelled in exchange for a cash payment for each share subject to that option equal to $6.50 minus the exercise price per share of that option. The cash payment will be subject to applicable payroll and income tax withholdings and will be paid promptly following the closing of the merger.

Q2.	Should I exercise my options before the merger closing?

A2.	If your options are still outstanding at the merger closing, but you do not exercise them prior to the merger closing, at the closing of the merger, all then outstanding options that have not previously been exercised will be cancelled in exchange for a cash payment for each share subject to that option equal to $6.50 minus the exercise price per share of that option. If the exercise price of an option exceeds $6.50 per share, no cash payment will be made. The cash payment will be subject to applicable payroll and income tax withholdings and will be paid promptly following the closing of the merger.

If you do not exercise your options while they are outstanding and your options expire prior to the merger closing (because your maximum post employment termination exercise period expires before the merger closing date) you will not receive any merger consideration for your expired options.

Q3.	Can I elect to exercise my vested stock options prior to the closing of the merger?

A3.	You may exercise your vested options at any time in accordance with the exercise procedures set forth in your stock option grant notice and agreement. However, if you are doing a same-day sale (exercising vested options and selling into the open market), you may do so only in an open trading window so long as you are not in possession of material non-public information. Also, if you have been designated as an “insider,” you will need to complete a preclearance form.

Q4.	Can I elect to exercise my options contingent and effective upon the closing of the merger, including any currently unvested options?

A4.	Yes, but in order to do so you must irrevocably elect to exercise your options contingent and effective upon the merger closing, and pay the applicable exercise price for such options via cash or check payment, no later than 3 business days prior to the merger closing. You cannot use a same day sale program to pay the exercise price of your options if you make a contingent exercise election. You will separately be provided with an election form and instructions for making a contingent exercise election.
Q5.	What are the tax consequences of exercising my options versus having my then outstanding options cancelled in exchange for the cash payment at the merger closing?

A5.	At the closing of the merger, all then outstanding options that have not previously been exercised will be cancelled in exchange for a cash payment for each share subject to that option equal to $6.50 minus the exercise price per share of that option. The cash payment will be subject to applicable payroll and income tax withholdings and will be paid promptly following the closing of the merger.

If you exercise your options before the merger closing you will separately receive information regarding the tender offer and may elect to tender your shares on or prior to the expiration of the tender offer, which is scheduled to occur at midnight on January 5, 2011. If you elect to tender your shares in the tender offer, you will receive a cash payment of $6.50 for each tendered share promptly following expiration of the tender offer and for tax purposes will be deemed to have sold your shares to Ramius/Royalty Pharma at such time.

If you exercise your options before the merger closing but do not elect to tender your shares, promptly following the merger closing you will receive $6.50 for each outstanding share that you hold at the merger closing along with the other Cypress Bioscience stockholders and for tax purposes will be deemed to have sold your shares to Ramius/Royalty Pharma at the merger closing.

There may be different tax consequences that will apply depending upon whether your options are exercised before the closing, are sold in connection with the tender offer or the merger closing, or your unexercised options are cancelled at the merger closing and converted into the cash payment right, and depending upon whether your options are incentive stock options. Please see the prospectus for our equity incentive plan which was previously distributed to you for a description of the tax consequences related to an exercise of your option and sale of shares. If you would like to request an additional copy of the prospectus, please contact Barbara Garcia at bgarcia@CypressBio.com or (858)-768-7104.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation and determine whether you should exercise your options prior to the merger closing, or tender any exercised shares prior to the expiration of the tender offer.

Q6.	What happens to my options granted to me under the 2009 equity incentive plan or 2000 equity incentive plan (“Equity Plans”) if I leave Cypress Bioscience prior to the effective time of closing?

A6.	If you leave Cypress Bioscience more than three months before the closing date, you will have three months to exercise your vested options granted to you under the Equity Plans. At the end of such three month period your vested options will expire if not previously exercised, and you will not receive any merger consideration for your expired unexercised options. Your unvested options will not accelerate vesting at the merger closing and you will not receive any merger consideration for any options that were unvested as of your termination date, regardless of whether you elect to exercise your vested options before they expire. Please note that if you make a contingent exercise election as described above in Q&A #4, if your options expire prior to the merger closing (because your maximum post employment termination exercise period expires before the merger closing date), then your contingent exercise election will be void, your options will not be exercised, and your cash or check payment for the exercise price will be returned to you without interest.

If you leave Cypress Bioscience less than three months before the closing date, you may exercise your options granted to you under the Equity Plans until the closing of the merger. If you do not exercise your options by the closing of the merger, your options will be cancelled in exchange for a cash payment for each share subject to that option equal to $6.50 minus the exercise price per share of that option. Any unvested options will accelerate vesting contingent upon and effective immediately prior to the closing of the merger. You may elect a contingent exercise of such unvested options as described above in Q&A #3.

If your options were granted to you under the 1996 equity incentive plan, you may have a shorter period of time to exercise your options following your termination. Please check the terms of your stock option agreement for the applicable post-termination exercise period for your options.

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